UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   **December 3, 2008**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

Potomac Electric Power Company (the "Company") has entered into a Purchase Agreement, dated December 3, 2008 (the "Purchase Agreement"), with J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and Wachovia Capital Markets, LLC for the offer and sale of $250,000,000 in aggregate principal amount of First Mortgage Bonds, 7.90% Series due December 15, 2038 (the "Bonds") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-145691-03), which was filed with the United States Securities and Exchange Commission on August 24, 2007. The Purchase Agreement is filed herewith as Exhibit 1.1 and the form of Bonds is filed herewith as Exhibit 4.1. The Bonds are initially being offered to the public at a price of 100% of the principal amount. At the closing of the offering, which is scheduled to occur on December 10, 2008, the Company will realize, after deduction of the underwriters' discount of 0.875% of the principal amount and before deduction of offering expenses, net proceeds of approximately $247,812,500.

The Bonds will be issued under the Mortgage and Deed of Trust, dated July 1, 1936, between the Company and The Bank of New York Mellon, as trustee (as successor in such capacity to The Riggs National Bank of Washington, D.C.), as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of December 3, 2008 (the "Supplemental Indenture"), relating to the issuance of the Bonds. The Supplemental Indenture is filed herewith as Exhibit 4.2.

The legality opinion of Kirk J. Emge, General Counsel of the Company, relating to the issuance of the Bonds is filed herewith as Exhibit 5.1.

Some of the underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibit
1.1	Purchase Agreement, dated December 3, 2008, among the Company and J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and Wachovia Capital Markets, LLC
4.1	Form of First Mortgage Bond, 7.90% Series due December 15, 2038 (included in Exhibit 4.2)
4.2	Supplemental Indenture, dated as of December 3, 2008, with respect to the Mortgage and Deed of Trust, dated July 1, 1936
5.1	Opinion of Kirk J. Emge, Esq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY

Date: December 8, 2008   /s/ P. H. BARRY

Name: Paul H. Barry
Title: Senior Vice President and
        Chief Financial Officer